UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Insense Ads, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       August 1, 2016

Physical address of issuer
31 West 34th Street, Suite 8189, New York, NY, 10001

Website of issuer
https://insense.pro/

Current number of employees
1

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)*
Total Assets	$210,209	$1,467,402
Cash & Cash Equivalents	$362,114	$1,291,600
Accounts Receivable	$(199,637)	$88,734
Short-term Debt	$624,030	$358,594
Long-term Debt	$3,245,700	$2,793,376
Revenues/Sales	$2,135,213	$3,159,709
Cost of Goods Sold	$537,806	$1,716,547
Taxes Paid	$0	$0
Net Income (Loss)	$(1,998,305)	$(1,964,778)

*Note that Short-term Debt, Long-term Debt and Net Income (Loss) numbers have been updated to correct a reporting error in the Form C-AR filed 4/24/2023.

TABLE OF CONTENTS

April 29, 2024



Insense Ads, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Insense Ads, Inc. a Delaware Corporation ("**Insense**", the "**Company**," "**we**," "**us**", or "**our**"), (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.insense.pro/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the accuracy or completeness of any Offering document or literature.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

This Form C-AR does not purport to contain all of the information that may be required to evaluate the Company and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or other materials supplied herewith. The delivery of this Form C-AR at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C-AR.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Insense Ads, Inc. is a Delaware corporation incorporated on August 1, 2016.

The Company is located at 31 West 34th Street, Suite 8189, New York, NY 10001

The Company's website is https://insense.pro/.

The Company conducts business in all 50 U.S. States,   Europe, United Kingdom, Canada.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.
A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The products and services we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our products and services offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

BUSINESS

Description of the Business
A data-driven marketplace for high-performing video ads production and optimization through a network of influential content creators.

Business Plan
We have two components in our business model. The first is a content production model where we charge a fee of anywhere from 5% - 20% that we add on top of content budget and escrow money to send to freelancers aka content creators/influencers. The second is our subscription model that costs anywhere from $500/mo - $1,800   /mo that repeatable clients can pay to decrease content fee to 15%, get 24/7 support and advice as well as access to additional features. We also offer quarterly or annual plans with our subscription model.

The Company's Products and/or Services

Product / Service	Description	Current Market
Custom video production	Fast and cost-efficient content creation with a network of influential content creators	B2B market of Small and Medium Business

Video optimization for ads	A creative suite of analytics and video editor tools	B2B market of Small and Medium Business

Competition
Several key competitors in the market have taken advantage of working with enterprise clients like Disney, Nestle, Netflix, etc. While competitors target large corporations, neglecting the more midsized market that cares performance metrics and every penny they put in ads. The company addresses the gap between creative production and performance marketing. The major players are   Revolut, Guthy-Renker, Thrasio, CookiePal.

Customer Base
We sell our products on the B2B market. Our products reach Midsized Businesses (appx. 60%), as well as Smaller Shops (appx. 40%).

Supply Chain
We hire our software engineers through different third-party providers, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
7,354,407	INSENSE	Service Mark	March 24, 2023	April 09, 2024	USA

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
The Company is not subject to any litigation or threatened litigation.

DIRECTORS & OFFICERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Danil Saliukov	CEO, Founder, Director	Insense - Founder & CEO. 2016-Present	Master's Degree, Business - Ufa State Aviation Technical University Class of 2013. Bachelor's Degree, Electrical Engineering - Ufa State Aviation Technical University Class of 2008.
Anton Saliukov	COO, Founder, Director	Insense - Founder & COO. 2016-Present	Master's Degree - Ufa State Aviation Technical University Class of 2011. Bachelor's Degree - Ufa State Aviation Technical University Class of 2006.
Thomas Babcock	Director	Insense – Director Feb. 2022 – Present	University of Virginia Darden School of Business

		Trestle Partners – Founder – 2019 - Present	Master, Business Administration Master, Business Administration 2009 - 2011 Wake Forest University Bachelor of Arts, Political Science, Bachelor of Arts, Political Science 2001 - 2005

Danil Saliukov
Entrepreneur, marathoner, business developer with over 10 years of successful experience in b2b sales, relationship management in martech and payment industries, start-ups companies and corporate businesses.

Anton Saliukov
Entrepreneur with 2 exits in e-commerce businesses and 8 in years marketing consulting, vegan.

Thomas Babcock
Thomas is a venture capitalist with a background in ecommerce and digital marketing.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs 1 employee.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type/Class of security	Common Stock
Amount outstanding/Face Value	9,002,150
Par Value (if applicable)	$0.0001
Voting Rights	Yes 1 vote per share
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security

Type/Class of security	Common Stock Options
Amount outstanding/Face Value	409,938
Par Value (if applicable	$0.0001
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock Options which may dilute the Security

Type/Class of security	Warrants
Amount outstanding	270,170
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Warrants which may dilute the Security

The Company has the following reserved/outstanding convertible securities:

Type/Class of security	SAFEs
Cash Value of Notes Outstanding (Including Interest)	$2,230,000
Voting Rights	No, but voting rights may be granted upon conversion
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities are likely to convert to stock in the future, which could dilute the Security
Additional Terms	$830,000 of the SAFEs have a $5,000,000 valuation cap, $150,000 of the SAFEs have a $4,000,000 valuation cap, $155,000 of the SAFEs have a $6,000,000 valuation cap, $655,000 of the SAFEs have a $7,500,000 valuation cap, $440,000 of the SAFEs have a $12,000,000 valuation cap

* The shares required to convert the SAFE are calculated based on their respective valuation caps and using the current number of shares of outstanding Common Stock.

Type/Class of security	Crowd SAFE
Cash Value of Notes Outstanding (Including Interest)	$151,970
Reserved Shares Required Upon Conversion	132,753
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities may convert to stock in the future, which could dilute the Security
Additional Terms	The SAFEs have a $10,000,000 valuation cap and 20% discount rate.

* The shares required to convert the SAFE are calculated based on their respective valuation caps and using the current number of shares of outstanding Common Stock.

Type/Class of security	Convertible Note
Cash Value of Notes Outstanding (Including Interest)	$3,245,700
Voting Rights	No, but voting rights may be granted upon conversion
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities are likely to convert to stock in the future, which could dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	14.44
Additional Terms	$75,000 of the Notes have a $1,700,000 valuation cap. $185,700 of the Notes have a $1,857,000 valuation cap. $2,550,000 of the Notes have a $25,500,000 valuation cap

* The shares required to convert the notes are calculated based on their respective valuation caps and using the current number of shares of outstanding Common Stock.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Loan
Creditor	CRYSTAL FUTURE OÜ
Amount Outstanding	$344,318.18
Interest Rate and Amortization Schedule	3.5%
Description of Collateral	n/a
Other Material Terms	debt payment is frozen by agreement of the parties

Maturity Date	12/31/2026
Date Entered Into	04/25/2024

Type	Loan
Creditor	Stripe
Amount Outstanding	$54,894.44
Interest Rate and Amortization Schedule	11%
Description of Collateral	n/a
Other Material Terms	$28000 fixed fee; 60-day minimum $30,888.89; 5.8% per transaction
Maturity Date	05/31/2024
Date Entered Into	04/25/2024

Type	Loan
Creditor	EVGENY MEDVEDNIKOV
Amount Outstanding	$200,000
Interest Rate and Amortization Schedule	12%
Description of Collateral	n/a
Other Material Terms	$18667 per month
Maturity Date	03/28/2025
Date Entered Into	04/25/2024

Type	Credit card
Creditor	Bank of America
Amount Outstanding	$76.15
Interest Rate and Amortization Schedule	27.49%
Description of Collateral	n/a
Other Material Terms	n/a
Maturity Date	04/30/2024
Date Entered Into	04/25/2024

Type	Credit Card

Creditor	Chase Bank
Amount Outstanding	$25,243.00
Interest Rate and Amortization Schedule	22.49%
Description of Collateral	n/a
Other Material Terms	n/a
Maturity Date	06/02/2024
Date Entered Into	04/25/2024

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Anton Saliukov	2,744,000/Common Stock	28.6%
Danil Saliukov	4,967,935/Common Stock	51.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$1,998,305	$0	$0

Operations

1. We have changed the logic of revenue and expense accounting: previously, we counted all the money received from clients on marketplace services as revenue, reducing it by expenses on creators, which greatly overestimated our revenue. Starting from 2023, we decided not to take into account the money from clients (except our fee) in the revenue and immediately put it on the balance sheet, so we can see the P&L more honestly. Gross profit is not affected by this change.

2. This change affected BS, as all money now goes through AP and AR items.

3. In the last year we received an additional investment of $435,000, and we also received two loans from Stripe for $250,000 which we could use for marketing and Sales.

4. We also began the process of automating simple tasks, which allowed us to optimize costs at the end of the year.

Capital Expenditures and Other Obligations

On November 2, 2020, the Company successfully funded and closed an offering pursuant to Regulation CF and raised $148,991.

The Company has no other sources of capital in addition to the proceeds from the Regulation CF Offering.

Trends and Uncertainties

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

After some optimizations in December, we were focusing on keeping up the team on the performance. One of the key objectives was reducing infrastructure costs resulting in savings of $12k/mo. Also, we automated some of the campaign ops by improving admin tools. It is a foundation for future cost-efficient scaling.

Despite the low season of Q1, we were able to achieve almost the same Q4 performance (the high season). We intend to get to break even in Q2. We decreased our average monthly burn by twice (from $110k in Q4 to $60k in Q1).

We invested in those marketing channels that drive us MQLs and are scalable, so we were able to maintain solid results.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE	$30,000	General Operations	5/14/2020	Section 4(a)(2)
SAFE	$500,000	Sales & Marketing	11/5/2020	Section 4(a)(2)
Crowd SAFE	$148,991	Sales & Marketing	11/02/2020	Section 4(a)(6)
SAFE	$440,000	Sales & Marketing	8/13/2022	Section 4(a)(2)
Convertible Note	$200,000	Sales & Marketing	2/23/2022	Section 4(a)(2)
Convertible Note	$2,000,000	Sales & Marketing	2/4/2022	Section 4(a)(2)
Convertible Note	$100,000	Sales & Marketing	2/17/2022	Section 4(a)(2)
Convertible Note	$200,000	Sales & Marketing	3/1/2022	Section 4(a)(2)
Convertible Note	$50,000	Sales & Marketing	2/17/2022	Section 4(a)(2)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not conducted any transactions with related persons.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at **https://insense.pro/**.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Danil Saliukov

_____

(Signature)

Danil Saliukov

_____

(Name)

CEO, Director

_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Danil Saliukov

_____

(Signature)

Danil Saliukov

_____

(Name)

CEO, Director

_____

(Title)

4/29/2024

_____

(Date)

/s/ Anton Saliukov

(Signature)

Anton Saliukov

(Name)

COO, Director

(Title)

4/29/2024

(Date)

/s/ Thomas Babcock

(Signature)

Thomas Babcock

(Name)

Director

(Title)

4/29/2024

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
Financials

I, Danil Saliukov, certify that: (1) the financial statements of Insense Ads, Inc.. included in this Form are true and complete in all material respects; and (2) the tax return information of Insense Ads, Inc. included in this Form reflects accurately the information reported on the tax return for Insense Ads, Inc. filed for the fiscal year ended 12/31/ 2023.

/s/ Danil Saliukov
(Signature)

Danil Saliukov
(Name)

CEO, Director
(Title)

April 29, 2024
(Date)

INSENSE ADS INC
Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
BOA (5816)	141,857.20
Chase 7750	25,178.59
Chase credit card 3529	-9,131.07
Chase saving 7015	5,009.26
Epayments EUR	59,242.32
Epayments RUR	-0.05
EURO 0414 EURO	-498.51
Mercury 8712	64,518.21
Savings Bofa	100.00
Savings Bofa-2	117.55
Stripe	75,720.73
Total Bank Accounts	**$ 362,114.23**
Accounts Receivable	
Accounts Receivable (A/R)	-199,637.55
Accounts Receivable (A/R) - CAD	0.00
Accounts Receivable (A/R) - EUR	0.00
Accounts Receivable (A/R) - RUB	0.00
Total Accounts Receivable	**-$ 199,637.55**
Other Current Assets	
Loans to Others	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$ 0.00**
Total Current Assets	**$ 162,476.68**
Other Assets	
Loans to Insense UK	47,733.16
Total Other Assets	**$ 47,733.16**
TOTAL ASSETS	**$ 210,209.84**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	148,438.65
Accounts Payable (A/P) - RUB	0.00
Total Accounts Payable	**$ 148,438.65**
Credit Cards	
BOA CC	375.71

BOA CC 6135		10,130.93
BOA CC 8543		-10,479.78
Total BOA CC	**$**	**26.86**
Loan PPP		0.00
Paypal		-52,052.22
Total Credit Cards	**-$**	**52,025.36**
Other Current Liabilities		
Convertible Notes		0.00
Direct Deposit Payable		0.00
Investments (SAFE)		0.00
Loan and Exchange		-471.00
Loan from DS		0.00
Loan from Others		498,250.68
MA Department of Taxation and Finance Payable		190.63
New York Department of Taxation and Finance Payable		4,715.14
Out Of Scope Agency Payable		0.00
Payroll Liabilities		
Federal Taxes (941/944)		1,137.34
Federal Unemployment (940)		42.00
NY MCTMT Employer Tax		0.00
NY PFL		1,129.86
NYS Employment Taxes		0.00
NYS Income Tax		384.10
Oscar		0.00
Total Payroll Liabilities	**$**	**2,693.30**
VAT Russia		22,238.35
Total Other Current Liabilities	**$**	**527,617.10**
Total Current Liabilities	**$**	**624,030.39**
Long-Term Liabilities		
CN (Convertible notes)		3,245,700.00
Interest accrued		0.00
Total Long-Term Liabilities	**$**	**3,245,700.00**
Total Liabilities	**$**	**3,869,730.39**
Equity		
APIC		20,326.45
Common Stocks		873.55
Opening Balance Equity		23,353.67
Retained Earnings		-4,087,738.65
SAFE		2,381,970.00
Net Income		-1,998,305.57
Total Equity	**-$**	**3,659,520.55**
TOTAL LIABILITIES AND EQUITY	**$**	**210,209.84**

Monday, Apr 29, 2024 04:58:55 AM GMT-7

INSENSE ADS INC

Profit and Loss

January - December 2023

	TOTAL
Income	
Marketplace fee	672,064.09
Subscription	1,463,149.87
Total Income	**$2,135,213.96**
Cost of Goods Sold	
Creators	0.00
SaaS	
Customer Success	171,225.57
Customer support SaaS	30,489.03
Outreach & Matching team	76,117.39
Servers	218,747.76
Website maintanance	41,226.63
Total SaaS	**537,806.38**
Total Cost of Goods Sold	**$537,806.38**
GROSS PROFIT	**$1,597,407.58**
Expenses	
Bank Charges & Fees	
Bank Charges	2,243.98
Deel Fee	18,505.00
GetPeblo Fee	6,084.05
Investments fee	8,460.00
PayPal Fees	8,236.56
Stripe Fees	156,502.63
Total Bank Charges & Fees	**200,032.22**
Computer Hardware	14,441.00
Freelance	
Creator Growth freelance	23,571.94
Total Freelance	**23,571.94**
General Liability Insurance	554.00
HR expenses	
HR other expenses	7,048.82
HR-services	13,846.49
Relocation	23,054.33
Training and Education	14,190.25
Total HR expenses	**58,139.89**
Insurance WC and DI	1,145.51
Interest Paid	30,162.28

	TOTAL
Legal & Professional Fees	
Accounting	9,535.00
Consulting	4,656.00
Legal Fee	51,475.80
Trademark and patent	2,628.86
Total Legal & Professional Fees	**68,295.66**
Marketing	
Affiliates	1,750.00
Events	42,874.00
Marketing Direct	253,018.73
Marketing Freelance	59,053.91
Marketing Software	51,045.09
Marketing Sponsorship	278,127.89
Total Marketing	**685,869.62**
Other Business Expenses	
Office Expenses	25.00
Other administrative expenses	4,146.59
Travel	5,285.00
Total Other Business Expenses	**9,456.59**
Payroll Expenses	
Reimbursements	8,199.00
Taxes	8,944.21
Wages	105,000.00
Total Payroll Expenses	**122,143.21**
Rent & Lease	10,054.21
Software and SaaS	
Administrative Soft	49,661.14
Creators team soft	506.99
Development tools	15,240.15
Licencees	16,970.45
Product tools	19,846.68
Website Support	1,488.52
Total Software and SaaS	**103,713.93**
Taxes	
NYC	3,000.00
NYS	3,415.00
Penalty and Interest	52.60
Total Taxes	**6,467.60**
Uncategorized Expense	706.85

INSENSE ADS INC

Profit and Loss

January - December 2023

	TOTAL
xConsulting Global	
Administrative	142,311.64
Client Growth	569,180.25
Creators Growth	136,792.80
Development	798,907.49
HR	126,474.35
Other Contractors	40,931.51
Product	451,038.71
Total xConsulting Global	**2,265,636.75**
Total Expenses	**$3,600,391.26**
NET OPERATING INCOME	**$ -2,002,983.68**
Other Income	
Other Income	1,468.38
Total Other Income	**$1,468.38**
Other Expenses	
Unrealized Gain or Loss	0.00
Exchange Gain or Loss	-3,209.73
Total Other Expenses	**$ -3,209.73**
NET OTHER INCOME	**$4,678.11**
NET INCOME	**$ -1,998,305.57**


INSENSE ADS INC
Statement of Cash Flows
January - December 2023


	Total
OPERATING ACTIVITIES	
Net Income	-1,998,305.57
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	288,371.55
Loans to Others	16,491.00
Accounts Payable (A/P)	148,246.65
BOA CC	4,816.84
BOA CC:BOA CC 6135	8,817.92
BOA CC:BOA CC 8543	-10,479.78
Paypal	-28,344.76
Convertible Notes	435,000.00
Direct Deposit Payable	0.00
Loan and Exchange	-12,471.00
Loan from Others	153,932.50
MA Department of Taxation and Finance Payable	190.63
New York Department of Taxation and Finance Payable	4,715.14
Out Of Scope Agency Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	-1,545.00
Payroll Liabilities:Federal Unemployment (940)	0.00
Payroll Liabilities:NY PFL	399.43
Payroll Liabilities:NYS Employment Taxes	0.00
Payroll Liabilities:NYS Income Tax	384.10
VAT Russia	-3,226.62
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 1,005,298.60**
Net cash provided by operating activities	**-$ 993,006.97**
INVESTING ACTIVITIES	
Loans to Insense UK	22,843.97
Net cash provided by investing activities	**$ 22,843.97**
FINANCING ACTIVITIES	
Interest accrued	17,323.33
Opening Balance Equity	23,353.67
Net cash provided by financing activities	**$ 40,677.00**
Net cash increase for period	**-$ 929,486.00**
Cash at beginning of period	1,291,600.23
Cash at end of period	**$ 362,114.23**


Thursday, Apr 25, 2024 11:21:47 AM GMT-7
